UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

SEC File Number 001-16167

CUSIP Number 61166W101

NOTIFICATION OF LATE FILING

(Check one):         ☑  Form 10-K   ☐  Form 20-F   ☐  Form 11-K  ☐  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR

                                 ☐  Form N-CSR

   For Period Ended:  August 31, 2011

   ☐  Transition Report on Form 10-K

   ☐  Transition Report on Form 20-F

   ☐  Transition Report on Form 11-K

   ☐  Transition Report on Form 10-Q

   ☐  Transition Report on Form N-SAR

   For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Monsanto Company

Full Name of Registrant

Not Applicable

Former Name if Applicable

800 North Lindbergh Boulevard

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri  63167

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                As described in the Current Report on Form 8-K Monsanto Company (the “Company”) filed October 11, 2011, the Audit and Finance Committee of the Board of Directors of the Company and the Company determined that the Company will need to restate its previously issued consolidated financial statements for the fiscal years 2009 and 2010 (including the fourth quarter of fiscal year 2009 and each of the four quarters of fiscal year 2010), as well as for the prior three quarters of fiscal year 2011.  As disclosed in the Company’s earnings release on October 5, 2011, the need to restate these financial statements primarily resulted from a determination by the Company that the timing of its accruals for customer incentive programs for glyphosate products was incorrect.  As a result, the Company will adjust portions of its financial statements related to the timing of the accounting for customer incentive programs for glyphosate products from the fourth quarter of fiscal year 2009 through the third quarter of fiscal year 2011, and correct its previously issued financial statements for these periods to reflect these adjustments.  The adjustments to net revenues and expenses between periods do not result in a material change to total company income from operations across these fiscal years, taken as a whole.

                The restatement process has resulted in delays in obtaining and compiling the financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended August 31, 2011.  As a result, the Company has been unable to complete the preparation and review of its Annual Report on Form 10-K for the period ended August 31, 2011 (the “Form 10-K”) in time to file it by the prescribed deadline of October 31, 2011 without unreasonable effort and expense.  However, the Company expects to file its Form 10-K/A for the fiscal year ended August 31, 2010, including the restated financial statements for fiscal years 2009 and 2010, and Form 10-K for the fiscal year ended August 31, 2011, by no later than the fifteenth calendar day following the prescribed deadline, or November 15, 2011.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

             Nicole M. Ringenberg                                      314                                            694-1000

                                         (Name)                                         (Area Code)                                             (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).               ☑  Yes      ☐  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                ☑  Yes      ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                As described above, the restatement process has resulted in delays in obtaining and compiling financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended August 31, 2011.  We expect net sales for the total company are approximately $11.8 billion for that fiscal year.  Gross profit and net income attributable to Monsanto for the total company are expected to be approximately $6.1 billion and $1.6 billion, respectively, for fiscal year 2011.

                Net sales in fiscal year 2011 are expected to be approximately $8.6 billion for the Seeds and Genomics segment, reflecting a 13% increase over the prior year.  Gross profit in fiscal year 2011 is expected to increase 17% for this segment, to reach approximately $5.3 billion.  Net sales and gross profit for the Agricultural Productivity segment in fiscal year 2011 are expected to be approximately $3.2 billion and approximately $0.8 billion, respectively.  Because of the restatement process, the Company has not yet finalized the restated results of operations for fiscal year 2010 and is therefore currently unable to provide quantitative comparisons for the Agricultural Productivity segment and for the Company as a whole, but the fiscal year 2011 net sales and gross profit for the Agricultural Productivity segment and the Company as a whole are expected to be a significant increase from the restated results for fiscal year 2010.

                                Monsanto Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       October 31, 2011                                                                 By   /s/ Nicole M. Ringenberg

                                                                                                                Name     Nicole M. Ringenberg

                                                                                                                Title        Vice President and Controller

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.